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SEC
Mail Processing
Section
MAR - 1 2013
Washington DC
402

SECU 13012690 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 43582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Hancock Funds, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Congress Street
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Long (617) 663-4343
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

ED
3/13

OATH OR AFFIRMATION

I, Jeffrey Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Hancock Funds, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOAN O'NEILL
Notary Public
Commonwealth of Massachusetts

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information

John Hancock Funds, LLC
Year Ended December 31, 2012
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

John Hancock Funds, LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2012

Contents

Ernst & Young
Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072
Tel: + 1 617 266 2000
Fax: + 1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
John Hancock Funds, LLC

We have audited the accompanying financial statements of John Hancock Funds, LLC (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Ernst & Young

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Funds, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 27, 2013

John Hancock Funds, LLC

Statement of Financial Condition

December 31, 2012
(In thousands except share amounts)

Assets	
Cash and cash equivalents	$ 48,154
Commissions and distribution fees receivable	2,455
Due from affiliated companies	4,129
Deferred selling commissions	26,569
Office equipment, net	11
Prepaid expenses	601
Intangible asset, net	10,416
Other assets	120
Total assets	$ 92,455
Liabilities and member's equity	
Accounts payable and accrued expenses	$ 6,255
Cash overdraft	199
Commissions and distribution expenses payable	7,073
Accrued compensation	7,398
Due to affiliated companies	17,037
Deferred income taxes, net	10,486
Accrued pension cost	5,541
Total liabilities	53,989
Member's equity:	
Common stock, par value $1.00 per share; authorized and outstanding, 1,000 shares	1
Additional paid-in capital	505,651
Accumulated deficit	(467,186)
Total member's equity	38,466
Total liabilities and member's equity	$ 92,455

See accompanying notes which are an integral part of these financial statements.

John Hancock Funds, LLC

Statement of Operations

Year ended December 31, 2012
(In thousands)

Revenues	
Selling commissions	$ 48,222
Fees earned pursuant to Rule 12b-1 distribution plans	124,808
Interest and other income	515
Total revenues	173,545
Expenses	
Selling commissions	59,563
Distribution expenses	94,946
Other selling, general and administrative expenses	101,105
Marketing support expenses	18,750
Parent company service fees	25,851
Total expenses	300,215
Loss before income tax benefit	(126,670)
Income tax benefit	43,803
Net loss	$ (82,867)

See accompanying notes which are an integral part of these financial statements.

John Hancock Funds, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2012
(In thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Member's Equity
Balance at January 1, 2012	$ 1	$ 425,151	$ (384,319)	$ 40,833
Capital contribution	–	80,500	–	80,500
Net loss	–	–	(82,867)	(82,867)
Balance at December 31, 2012	$ 1	$ 505,651	$ (467,186)	$ 38,466

See accompanying notes which are an integral part of these financial statements.

John Hancock Funds, LLC

Statement of Cash Flows

Year Ended December 31, 2012
(In thousands)

Operating activities	
Net loss	$ (82,867)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	20,277
Deferred income taxes	(962)
Change in operating assets and liabilities:	
Commissions and distribution fees receivable	(168)
Due to/from affiliated companies	1,518
Deferred selling commissions, excluding amortization	(17,304)
Prepaid expenses	(180)
Other assets	28
Accounts payable and accrued expenses	(6)
Accrued compensation	316
Cash overdraft	(39)
Commissions and distribution expenses payable	1,407
Accrued pension cost	1,046
Net cash used in operating activities	(76,934)
Financing activity	
Capital contributed by John Hancock Advisers, LLC	80,500
Net cash provided by financing activity	80,500
Net increase in cash and cash equivalents	3,566
Cash and cash equivalents at beginning of year	44,588
Cash and cash equivalents at end of year	$ 48,154
Supplemental cash flows disclosures:	
Income tax benefits received from parent company	$ 40,972

See accompanying notes which are an integral part of these financial statements.

1. Organization and Description of Business

John Hancock Funds, LLC (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934 (the Act). The Company was incorporated in the State of Delaware on January 19, 1991 and is a wholly-owned subsidiary of John Hancock Advisers, LLC (Advisers). Advisers is a wholly-owned subsidiary of The Berkeley Financial Group, LLC (the Berkeley Group), a wholly-owned subsidiary of John Hancock Subsidiaries, LLC (Subsidiaries), which is in turn, a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) (JHUSA) which is in turn a wholly-owned subsidiary of Manufacturers Investment Corporation (MIC). The ultimate parent company is Manulife Financial Corporation (Manulife), a Canadian Insurance Company.

On December 31, 2009, John Hancock, which was a wholly-owned subsidiary of John Hancock Holdings Delaware LLC, (JHHLLC), merged with and into MIC. As a result of the merger, John Hancock ceased to exist and the Company's property and obligations became the property and obligations of MIC.

The Company is a member of the Securities Investor Protection Corporation (SIPC) through which customer accounts are protected in the event of the Company's insolvency up to $500,000; including a maximum of $250,000 for free cash balances. The Company does not open customer accounts or effect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is a member of SIPC as a requirement of its membership in the Municipal Securities Rulemaking Board.

The Company serves as the wholesale distributor and/or underwriter throughout the United States for the registered investment companies (the Funds) managed by the Berkeley Group.

2. Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues, expenses and disclosures. Such estimates primarily relate to unsettled transactions, deferred taxation, deferred selling commissions, impairment of long lived and intangible assets and events as of the date of the financial statements and during the reporting period. Accordingly, upon settlement, actual results may differ from those estimated amounts.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid debt investments, with an initial maturity of less than three months and investments in money market registered investment companies to be cash equivalents. Money market registered investment companies included in cash and cash equivalents are recorded at net asset value. At times, cash and cash equivalents may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through major financial institutions.

Deferred Selling Commissions

The Company pays a selling commission to the selling broker/dealer for sales of the Funds' Class B and C shares, which also carry Contingent Deferred Sales Charges (CDSC). B-Share selling commissions are capitalized as deferred selling commissions, and are amortized on a straight-line basis over periods not exceeding six years. C-Share selling commissions are capitalized as deferred selling commissions, and are amortized on a straight-line basis over a period not to exceed one year. The amortization periods are intended to approximate the period of time expected to be benefited, that is the period during which fees earned pursuant to Rule 12b-1 distribution plans are received from the Funds and CDSC payments are received from shareholders of the Funds. Upon receipt of CDSC payments, the Company records additional amortization to arrive at an estimate of the remaining unamortized deferred selling commission applicable to the shares redeemed.

Revenue Recognition

Selling commissions revenue, including CDSC commissions, are recorded on the trade date. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered (See Note 3). Interest income is recognized on an accrual basis.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

Accounting Standards Codification ("ASC") 820-10, *Fair value Measurements and Disclosures,* established a three-tier hierarchy for measuring fair value and requires additional disclosure about the classification of fair value measurements.

Various inputs are used in determining the value of the Company's investments. These inputs are summarized in three broad levels. Level 1 includes quoted prices in active markets for identical securities. Level 2 includes other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds and credit risk). Level 3 includes significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of December 31, 2012 in valuing the Company's investments, which are included in cash and cash equivalents.

Valuation Inputs	Investments in Cash and Cash Equivalents
	(In thousands)
Level 1	$ 48,154
Level 2	–
Level 3	–
Total	$ 48,154

Office Equipment

Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which range from three to five years. Costs associated with the development of new computer software systems or significant enhancements to existing systems are capitalized and amortized over three years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives or the term of the lease. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Upon retirement or sale, the asset cost and related accumulated depreciation are removed from the accounts, and any gain or loss is credited to or charged against income.

2. Summary of Significant Accounting Policies (continued)

Intangible Asset

Intangible asset represents the Company's distribution network for sales agents and producers responsible for procuring business. As result of the acquisition of John Hancock by Manulife in 2004, $16,900,000 was initially recognized as the estimated fair value of the distribution networks. Management has determined that this intangible asset has a definite life estimated to be 28 years. Accordingly, this intangible asset is amortized over that period in an amount that reflects the pattern of economic benefit to be derived from the use of the distribution network.

Management periodically evaluates the remaining useful life and carrying value of the intangible asset to determine whether events and circumstances indicate that a change in the useful life or impairment in value may have occurred. Should there be an indication of a change in the useful life or impairment in value, management compares the carrying value of the asset to the projected undiscounted cash flows expected to be generated from the underlying asset over its remaining useful life to determine whether impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to its fair value determined using discounted cash flows. There was no indication of impairment for the current year.

Foreign Currency Translation

For expenses paid for which functional currency is the local foreign currency, Statement of Financial Condition accounts are translated at exchange rates in effect at the end of the year and Statement of Operations accounts are translated at average rates for the year.

Income Taxes

The operations of the Company are included with those of John Hancock Financial Corporation (JHFC) in the filing of a consolidated Federal income tax return. The Company has computed its income tax provision on a separate-entity basis using the liability method in accordance with ASC 740-10, *Accounting for Income Taxes*.

Financial Statement Presentation

Certain amounts in the prior year financial statements have been reclassified to permit comparison with the current year amounts.

3. Related Party Matters

The financial statements have been prepared from the records maintained by the Company, which include allocations of certain expenses by JHUSA and Manulife and are not necessarily indicative of the financial conditions or results of operations that would have occurred if the Company had been operating as an unaffiliated entity.

Distribution Agreements

As the wholesale distributor and/or underwriter for the Funds managed by the Berkeley Group, the Company has distribution agreements with the Funds pursuant to which the Company earns selling commissions by making the Funds available to broker/dealers unrelated to JHUSA and to registered representatives of Signator Investors, Inc, (Signator), an indirect wholly-owned subsidiary of JHUSA. The Company reimburses Signator for certain marketing expenses. These expenses totaled $456,000 for the year ended December 31, 2012 and are included in other selling, general and administrative expenses on the Statement of Operations.

Rule 12b-1 Distribution Plans

The Company receives payments from Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended. These plans are subject to annual review and approval by the independent trustees of each of the Funds. Under the terms of the distribution plans, each Fund makes monthly payments (fees earned pursuant to Rule 12b-1 distribution plans) which will not exceed the lesser of a set percentage of each Fund's average daily net assets on an annual basis or the pro rata share of the Company's costs of distribution incurred on behalf of each Fund. Commissions and distribution fees receivable at December 31, 2012 includes $2,062,000 of Rule 12b-1 service fee revenue due from the Funds. In addition, the Company incurs and pays John Hancock Distributors LLC (Distributors) Rule 12b-1 distribution fees for distributing certain funds on behalf of the Company. Rule 12b-1 distribution fees incurred and paid to Distributors amounted to $21,441,000 for the year ended December 31, 2012 and are included in distribution expenses.

Distribution Plan Service Agreement

The Company has entered into a Distribution Plan Service Agreement with Signator under which the Company pays Signator selling commissions and distribution expenses for selling certain Funds. The Company incurred and paid selling commissions of

3. Related Party Matters (continued)

Distribution Plan Service Agreement (continued)

$3,776,000 and distribution expenses of $3,895,000 for the year ended December 31, 2012 in connection with this agreement. Due to affiliated companies payable at December 31, 2012 includes $377,000 of combined selling commissions and Rule 12b-1 service fees due to Signator.

Capital Contribution

For the year ended December 31, 2012, the Company received cash capital contributions of $80,500,000 from Advisers.

Due from/to Affiliated Companies

Due from affiliated companies at December 31, 2012 included reimbursement for taxes and certain expenses paid by the Company on behalf of Advisers, Manulife Asset Management (U.S.) LLC (MAM (US) LLC), Manulife Investment Company, Signator and John Hancock Signature Services, Inc. (Signature Services). MAM (US) LLC is a directly wholly-owned subsidiary of the Berkeley Group.

Due to affiliated companies at December 31, 2012 includes 12b-1 fee expenses, broker support expenses, payroll related expenses and other administrative expenses paid on behalf of the Company by Distributors, JHUSA, Manufacturers Life Insurance Company (MLI) and Manulife.

Other Related Party Matters

The Company received approximately $40,972,000 tax in Federal tax benefits from JHUSA and Advisers for 2012 for reimbursement of federal tax losses incurred.

The Company leases office space from JHUSA as a tenant-at-will based on the percentage of floor space occupied by the Company in relation to the total floor space occupied by JHUSA. Rent expense amounted to $3,499,000 for the year ended December 31, 2012.

The Company pays a parent company service fee to Manulife and JHUSA for certain Company expenses paid by those entities on behalf of the Company. The Company also pays JHUSA for certain insurance coverage.

3. Related Party Matters (continued)

As more fully described in Note 9, the Company participates in a defined benefit pension plan, a non-qualified pension plan, and a defined benefit post-retirement plan sponsored by JHUSA. The Company also participates in a defined contribution plan and a deferred compensation plan sponsored by JHUSA.

Certain directors and officers of the Company are officers, directors and/or trustees of Advisers, Signator, Signature Services, MAM (US) LLC, the Berkeley Group, the Funds and/or officers of JHUSA and Manulife.

4. Deferred Selling Commissions

The rollforward of deferred selling commissions as of December 31 is as follows:

	2012
	(In thousands)
Balance at January 1	$ 27,836
Additions	17,304
Amortization	(18,571)
Balance at December 31	$ 26,569

5. Office Equipment

Office equipment is comprised of the following as of December 31:

	2012
	(In thousands)
Office equipment and computer software	$ 6,484
Less accumulated depreciation and amortization	(6,473)
	$ 11

Depreciation and amortization expense for the year ended December 31, 2012 amounted to $422,000 and is included in other selling, general and administrative expenses in the Statement of Operations.

6. Intangible Asset

In 2004, the Company recorded an intangible asset for its distribution network for sales agents and producers responsible for procuring business in the amount of $16,900,000 which resulted from Manulife's acquisition of John Hancock.

The carrying value of the intangible asset at December 31 was as follows:

	2012
	(In thousands)
Intangible asset	$ 16,900
Less: accumulated amortization	(6,484)
Balance at December 31	$ 10,416

Amortization expense for the year ended December 31, 2012 amounted to $1,284,000 and is included in other selling, general and administrative expenses in the Statement of Operations.

The estimated future amortization expense for this amortizable intangible asset for the next five years is as follows, in thousands:

Year ending December 31,	2013	$1,369
	2014	1,442
	2015	1,234
	2016	1,057
	2017	904

7. Income Taxes

The reconciliation of the income tax benefit attributable to operations was computed at the U.S. Federal statutory tax rates to the income tax benefit recorded on the Statement of Operations is as follows:

	Year Ended December 31 2012
	(In thousands)
Tax at U.S. statutory rates	$ 44,334
Nondeductible expenses including meals and entertainment	(521)
Other	(10)
Tax Benefit	$ 43,803

7. Income Taxes (continued)

Significant components of income tax (expense) benefit are as follows:

	Year Ended December 31 2012
	(In thousands)
Current:	
Federal	$ 42,841
Total current	42,841
Deferred:	
Federal	962
Total deferred	962
	$ 43,803

Significant components of the Company's recognized gross deferred tax liabilities and assets are as follows as of December 31:

	2012
	(In thousands)
Deferred tax assets:	
Pension obligation	$ 1,939
Book over tax depreciation	5
Severance	518
Total deferred tax assets	2,462
Deferred tax liabilities:	
Deferred selling commissions	(9,299)
Acquired acquisition costs	(3,646)
Other	(3)
Total deferred tax liabilities	(12,948)
Net deferred tax liabilities	$ (10,486)

7. Income Taxes (continued)

As a result of the implementation of ASC 740-10-50, *Accounting for Uncertainty in Income Taxes,* the Company did not recognize any increase or decrease in its liability for unrecognized tax benefits.

The Company's common parent JHFC (formerly known as John Hancock Holdings Delaware LLC "JHHLLC") merged into Manulife Holdings Delaware LLC ("MHDLLC") resulting in a new combined group for 2010. The returns for the new combined group have not yet been examined.

With respect to the legacy JHHLLC group, the IRS has completed its examinations of tax years 1997 through 2006. The IRS has issued statutory notices of deficiency relating to issues in years 1997-2001. The Company filed a petition in U.S. Tax Court to contest this in March 2010. These years will remain open until the Tax Court case is resolved. For tax years 2002-2004, all issues have been settled with the exception for those issues that were the subject of the prior years Tax Court case. These years will also remain open until the Tax Court case is resolved. For tax years 2005 through 2006, the legacy JHHLLC group is currently in appeals. Tax years 2007 through 2009 are currently under examination by the IRS.

The Company recognizes interest accrued related to unrecognized tax benefits in interest and penalties expense in "Other selling, general and administrative expenses" in the Statement of Operations. During the year ended December 31, 2012 the Company did not have any such interest expense.

8. Net Capital

Effective October 1, 2010, the Company received approval from the Financial Industry Regulatory Authority to adopt the alternative method of computing net capital.

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. Also according to Rule 15c3-1, the Company is prohibited from withdrawing equity capital if such withdrawal would cause the Company's aggregate indebtedness to net capital to exceed 10 times its net capital; its net capital to fall below 120 percent of its minimum dollar requirement; or net capital to be less than 25 percent of haircuts used in calculating net capital. This limitation includes withdrawals in the form of distributions, as well as unsecured loans or advances to the member, employees, or affiliates. At December 31, 2012 the Company had net capital, as defined, of $6,143,000. The minimum net capital requirement at December 31, 2012 was $250,000.

9. Employee Benefit Plans

All full-time employees of the Company participate in a defined benefit pension plan (the Plan) sponsored by JHUSA. On January 1, 2002 the Plan was converted to a cash balance plan. At December 31, 2010, the accrued pension cost of the Plan of $1,259,000 was transferred to the Company's indirect parent company MIC and treated as a non cash capital contribution to paid in capital in the Statement of Financial Condition. For the year ended December 31, 2012, JHUSA did not allocate any pension expense to the Company for the Plan. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations and the funded status attributable to the Company's employees is not segregated within the Plan.

The Company participates in the JHUSA non-qualified pension plan (the Non-Qualified Plan). The Non-Qualified Plan is unfunded and provides certain management employees with defined pension benefits in excess of limits imposed by Federal tax law and the Plan sponsored by JHUSA. For the year ended December 31, 2012, JHUSA allocated pension expense to the Company for the Non-Qualified Plan which is included in other selling, general and administrative expenses in the Statement of Operations. Accrued costs related to the Non-Qualified Plan of $9,971,000 at December 31, 2010 was transferred to the Company's indirect parent company MIC and was treated as a non cash capital contribution to paid in capital in the Statement of Financial Condition. Information reflecting the accumulated plan benefits and plan net assets available for benefits attributable to Company employees are not segregated within the Non-Qualified Plan.

The Company participates in a new non-qualified defined contribution pension plan maintained by JHUSA, which was established as of January 1, 2008 with participant directed investment options. Accrued costs related to the new non-qualified defined contribution pension plan of $5,541,000 at December 31, 2012 are included in accrued pension cost in the Statement of Financial Condition. The expense for the new plan was $1,373,000 for the year ended December 31, 2012 and is included in other selling, general and adminstrative expenses in the Statement of Operations. The prior plan was frozen except for grandfathered participants as of January 1, 2008, and the benefits accrued under the prior plan continue to be subject to the prior plan provisions.

The Company participates in a defined benefit post-retirement plan (the Post-Retirement Plan) sponsored by JHUSA which provides medical, dental and life insurance benefits to employees with more than fifteen years of service. The Post-Retirement Plan is unfunded. For the year ended December 31, 2012, JHUSA allocated post-retirement expense to the Company for the Post-Retirement Plan. Accrued post-retirement benefit costs of $677,000 at December 31, 2010 was transferred to the Company's indirect parent company MIC and was treated as a non cash capital contribution to paid in capital in the Statement of Financial Condition. Information reflecting the components of net periodic

9. Employee Benefit Plans (continued)

post-retirement benefit cost and the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Post-Retirement Plan.

Employees of the Company with more than six months of service may participate in a defined contribution savings plan, the Investment-Incentive Plan for the Employees of JHUSA. The Company may make a discretionary matching contribution equal to a percentage of the elective deferrals of each participant. The Company has made elective matching contributions of 4% of the elective deferrals of each participant for the year ended December 31, 2012 which is included in other selling, general and administrative expenses in the Statement of Operations.

Through April 28, 2004, certain employees of the Company also were eligible to participate in the John Hancock 1999 Long-Term Stock Incentive Plan, under which shares and options to purchase shares of John Hancock common stock are granted. The exercise price of options is equal to fair market value at the date of the grant. As a result of the merger with Manulife all unvested stock options as of the date of the announcement of the merger on September 28, 2003, vested immediately prior to the closing date and were exchanged for Manulife options. Subsequent to the merger, the Company continues to incur compensation expense related to stock compensation issued by Manulife. The Company did not incur any compensation expense related to stock compensation for the year ended December 31, 2012.

Since January 1, 2006, employees of the Company have participated in the Global Stock Ownership Plan (GSOP). Under GSOP, employees can purchase shares of Manulife common stock through Manulife and receive a 25% matching contribution up to certain dollar limits. The Company has made elective matching contributions for each participant for the year ended December 31, 2012 which is included in other selling, general and administrative expenses in the Statement of Operations.

10. Contingencies

The Company is involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

11. Lease Commitments

The Company has entered into operating leases with unrelated parties for office space.

Minimum payments required under the leases are as follows (in thousands):

		Office Space
Year ending December 31,	2013	$ 57
	2014	6
	2015	-
	2016	-
	2017	-
	Thereafter	-
		$ 63

Related rent expense for the year ended December 31, 2012 was $378,000.

12. Subsequent Events

The management of John Hancock Funds, LLC has evaluated subsequent events through February 27, 2013, the date the financial statements were available to be issued, and determined that no events have occurred that require disclosure.

Supplementary Information

John Hancock Funds, LLC

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

	(In thousands)
Computation of Net Capital	
Total member's equity (from Statement of Financial Condition)	$ 38,466
Allowable credits:	
Deferred taxes	10,486
Total capital and allowable credits	48,952
Nonallowable assets:	
Due from affiliated companies	4,129
Deferred selling commissions	26,569
Office equipment, net	11
Prepaid expenses	601
Intangible assets	10,416
Other assets	120
Total nonallowable assets	41,846
Net capital before haircuts on securities positions	7,106
Haircuts on securities:	
Investment in money market fund	963
Total haircuts on securities	963
Net capital	$ 6,143
Computation of Alternate Net Capital Requirement	
Minimum net capital required (2% of aggregate debit item pursuant to Rule 15c3-3)	$ -
Minimum dollar net capital requirement	$ 250
Net capital requirement (greater of above amounts)	$ 250
Excess net capital over requirement	$ 5,893

There are no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form x-17a-5, Part II A filing as of December 31, 2012.

John Hancock Funds, LLC

Schedule II – Statement Regarding SEC Rule 15c3-3

December 31, 2012

The Company has claimed an exemption from Rule 15c3-3 under the provision of paragraph (k) (1) of the Rule at December 31, 2012.

Supplementary Report

Ernst & Young LLP
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ERNST & YOUNG

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
John Hancock Funds, LLC

In planning and performing our audit of the financial statements of John Hancock Funds (the Company) as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

ERNST & YOUNG LLP

February 27, 2013

Ernst & Young

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Directors and management of John Hancock Funds, LLC

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of John Hancock Funds, LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating John Hancock Funds, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012. John Hancock Funds, LLC's management is responsible for John Hancock Funds, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in management's general ledger and cash wire system.

   Procedure completed without exception.

2. Compared the amounts reported on management's SIPC revenue breakdown worksheet derived from the FOCUS reports and amended FOCUS reports for the fiscal period from January 1, 2012 through December 31, 2012 with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2012 through December 31, 2012 covered by the Form SIPC-7.

   Procedure completed without exception.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers included as part of management's SIPC revenue breakdown worksheet.

   Procedure completed without exception.

EY ERNST & YOUNG

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   Procedure completed without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period January 1, 2012 through December 31, 2012. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

ERNST & YOUNG LLP

February 27, 2013

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